14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

April 13, 2015

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Karl Hiller, Branch Chief Mark Wojciechowski Lily Dang

Re:

Gulfport Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

Response letter dated March 3, 2015

File No. 0-19514

Dear Messrs. Hiller and Wojciechowski and Ms. Dang:

Set forth below is the response of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 30, 2015 regarding the Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014 and the Form 10-K for the fiscal year ended December 31, 2014 filed February 27, 2015 (the “2014 Form 10-K”).

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 54

Overview, page 54

1.	We note your risk factor disclosure on page 21, indicating that if prices do not improve above current levels, your “operations” and “financial condition” may be “materially and adversely affected” and you may need to make “substantial downward adjustments” to your estimated proved reserves. You provide similar disclosure under commodity price risk on page 66.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Given this, explain to us how you have considered

United States Securities and Exchange Commission

April 13, 2015

providing more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on your liquidity, capital resources and results of operations. As part of your response, address your drilling plans as well as your accounting estimates related to both the ceiling test and your reported reserve volumes.

Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Response: In the preparation of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) section of its 2014 Form 10-K, the Company reviewed Items 303(a)(1), 2(ii) and (3)(ii) of Regulation S-K and, in response to the requirements of those items, included extensive disclosure regarding the impact of current commodity prices on its liquidity, capital resources and results of operations and quantification of this impact where reasonably practicable. In this regard, the Company first notes that it highlighted both the long-term and near-term volatility of commodity prices, including the high and low prices for West Texas Intermediate (“WTI”) crude oil and the Henry Hub spot market price of natural gas for the six-year and one-year periods ended December 31, 2014. The Company also included WTI and Henry Hub pricing as of a reasonably practicable date prior to the filing of the 2014 Form 10-K. In quantifying the impact of this price volatility, the Company initially disclosed that the current or declining prices may materially and adversely affect its operations, financial condition and the level of expenditures for the development of its oil and natural gas reserves. The Company then also disclosed that (a) lower pricing may reduce the amount of oil and natural gas it can produce economically, which may result in substantial downward adjustments to its estimated proved reserves, (b) if reserves are adjusted downward, production estimates change or exploration or development activities are curtailed, full cost accounting rules may require the Company to write down, as a non-cash charge to earnings, the carrying value of its oil and gas properties and (c) reductions in reserves could also negatively impact the borrowing base under the Company’s revolving credit facility, which could further limit its liquidity and ability to conduct additional exploration and development activities. See, for example, pages 22, 55, 66 and 68 of the 2014 Form 10-K.

In its 2014 Form 10-K, the Company also quantified, where applicable, the impact of current commodity prices on its liquidity, capital resources and results of operations. For example in the MD&A under the heading “Results of Operations,” the Company provided detailed information in tabular and textual formats disclosing changes in commodity prices year-over-year and explained that the 28% decrease in realized Mcfe prices from 2013 to 2014 partially offset higher 2014 revenues primarily attributable to increased production. See pages 58, 59 and 60. This information was highlighted again on page 62 under the heading “Liquidity and Capital Resources” in the Company’s analysis of net cash flow provided by operating activities.

United States Securities and Exchange Commission

April 13, 2015

Also in the “Liquidity and Capital Resources” section, the Company provided detailed disclosure quantifying its 2015 drilling and capital expenditure programs as compared to such programs in 2014. The Company explained in its 2014 Form 10-K that its total capital expenditures for 2015 are estimated to be in the range of $545.0 million to $595.0 million, of which approximately 96% are expected to be spent in the Utica Shale. The Company further explained that this estimated range for 2015 is down from the $872.9 million it spent in 2014, “primarily due to current commodity prices and a desire to maintain a strong liquidity position.” See page 65 of the 2014 Form 10-K.

In that same section also on page 65, the Company provided further detail regarding the reduction, by geographic region, in the number of wells it intends to drill in 2015 as compared to 2014 as a result of the reduced capital budget due to lower commodity prices. Comparisons of trends in, and the quantification of, proposed 2015 drilling activities as compared to such activities in 2014 can also be found on pages 5, 7, 8, 9, 10 and 31 of the 2014 Form 10-K. The Company further quantified the impact of lower commodity prices in its disclosure of its plan to release one of its four then operating horizontal drilling rigs prior to the end of the first quarter of 2015. See pages 6 and 65. This rig has now been released. In the “Liquidity and Capital Resources” section, the Company also provided disclosure regarding its historical and anticipated future sources of capital resources in light of the lower commodity price environment. See pages 61 and 66 of the 2014 Form 10-K.

In the 2014 Form 10-K, the Company also disclosed and quantified the impact and anticipated trends that commodity prices have had and are expected to have on overall well costs. On pages 65 and 66 under the heading “Liquidity and Capital Resources,” the Company disclosed that:

[d]ue in large part to the significant decline in commodity prices, we have been able to negotiate reductions in service costs with our vendors. We continue to see improvements in our service costs and expect that our operational efficiencies, combined with our service cost reductions, will lower our overall well costs by approximately 15% during 2015. We intend to continue to monitor pricing and cost developments and make adjustments to our future capital expenditure programs as warranted.

The volatility of commodity prices makes it difficult to predict future oil and natural gas prices with any degree of certainty. In an effort to mitigate this volatility, the Company has engaged in various hedging activities. Detailed disclosure, including the periods, volumes and pricing of these hedges both on an historical basis and on a prospective basis through December 2018, is included in the 2014 Form 10-K. See, for example,

United States Securities and Exchange Commission

April 13, 2015

pages 39, 67, 68, F-29 and F-30. The accompanying disclosure quantifies both the upwards and downwards impact of a 10% change in underlying commodity prices utilizing actual derivative contractual volumes (see page 68). The disclosure also identifies uncertainties related to these hedging activities. These include the possibility of financial loss, including in instances where production is less than expected or commodity prices increase. The Company also disclosed that if prices continue at current levels or decline further, it may not be able to hedge future production at the same level as its current hedges and, as a result, its results of operations and financial condition would be negatively impacted. See page 39.

Further, at the beginning of its MD&A on page 55 of the 2014 Form 10-K, the Company identifies its critical accounting policies and estimate, the first two of which focus on the Company’s use of the full cost method of accounting for oil and natural gas operations and the ceiling test. Both of these sections included detailed disclosure regarding the potential impacts and uncertainties associated with the current volatility of commodity prices.

In light of the Company’s extensive disclosure in its 2014 Form 10-K regarding the reasonably likely effects of trends and uncertainties on liquidity, capital resources and results of operations, portions of which have been identified above, the Company believes its disclosure is in compliance in all material respects with the requirements of Item 303 of Regulation S-K. The Company will continue to monitor trends and uncertainties related to commodity prices and make changes in future filings as warranted.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell
Keri Crowell
Vice President and Controller

cc:	Seth R. Molay, P.C.